UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2006
                           ---------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                     Commission File Number 000-49792
                                            ---------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Jacksonville Savings Bank 401(k) Profit Sharing Plan

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Jacksonville Bancorp, Inc.
                              1211 West Morton Road
                             Jacksonville, IL 62650

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan

                              EIN 37-1323900 PN 003

                  Accountants' Report and Financial Statements

                           December 31, 2006 and 2005

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                           December 31, 2006 and 2005



Contents



    Report of Independent Registered Public Accounting Firm.................1



    Financial Statements

        Statements of Net Assets Available for Benefits.....................2

        Statements of Changes in Net Assets Available for Benefits .........3

        Notes to Financial Statements.......................................4



    Supplemental Schedule

        Schedule H, Line 4i - Schedule of Assets (Held at End of Year).....9

             Report of Independent Registered Public Accounting Firm



Trustee
Jacksonville Savings Bank 401(k) Profit Sharing Plan
Jacksonville, Illinois


We have audited the accompanying statements of net assets available for benefits of Jacksonville Savings Bank 401(k) Profit Sharing Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Jacksonville Savings Bank 401(k) Profit Sharing Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Decatur, Illinois
June 18, 2007

Federal Employer Identification Number:  44-0160260

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2006 and 2005


                                                                          2006                         2005
                                                              ----------------------------------------------------
Investments, At Fair Value                                               $ 5,495,678                  $ 4,782,546
                                                              -----------------------      -----------------------
Net Assets Available for Benefits                                        $ 5,495,678                  $ 4,782,546
                                                              =======================      =======================

See Notes to Financial Statements                                              2

                       Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
           Statements of Changes in Net Assets Available for Benefits
                     Years Ended December 31, 2006 and 2005


                                                                                    2006                         2005
                                                                           ----------------------------------------------------
Investment Income
Net depreciation in fair value of investments                                           $ (34,996)                   $ (51,353)
Interest and dividends                                                                    245,520                      143,698
                                                                           -----------------------      -----------------------
Net investment income                                                                     210,524                       92,345
                                                                           -----------------------      -----------------------
Contributions
Employer                                                                                  105,904                       97,823
Participants                                                                              336,960                      280,710
Rollovers                                                                                  67,994                        6,844
                                                                           -----------------------      -----------------------
                                                                                          510,858                      385,377
                                                                           -----------------------      -----------------------
Total additions                                                                           721,382                      477,722
                                                                           -----------------------      -----------------------
Deductions
Benefits paid directly to participants                                                      8,250                      636,796
                                                                           -----------------------      -----------------------
Net Increase (Decrease)                                                                   713,132                     (159,074)

Net Assets Available for Benefits, Beginning of Year                                    4,782,546                    4,941,620
                                                                           -----------------------      -----------------------
Net Assets Available for Benefits, End of Year                                        $ 5,495,678                  $ 4,782,546
                                                                           =======================      =======================

See Notes to Financial Statements                                             3

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                          Notes to Financial Statements
                           December 31, 2006 and 2005



Note 1: Description of the Plan

        The following description of Jacksonville Savings Bank 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the plan administrator.

    General

        The Plan is a defined contribution plan covering all full-time employees of the Jacksonville Savings Bank (Company) who have at least one year of service, have completed 1,000 hours of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    Contributions

        Participants may contribute up to the maximum dollar limit set by law of pre-tax annual compensation, as defined in the Plan. Employee rollover contributions are also permitted. The Company makes a matching contribution calculated as a percentage of the before tax contribution made on behalf of each contributing participant. The Company determines the percentage each year. The Company elected to match 2006 and 2005 contributions up to 3% of the eligible compensation of each participant. The Company may also, at its sole discretion, contribute to the Plan an amount to be determined from year to year as a profit sharing contribution. The Company did not make a profit sharing contribution in 2006 or 2005.

    Participant Investment Account Options

        Investment account options available include various mutual funds, certificates of deposit, and common stock of Jacksonville Bancorp, Inc. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

    Participant Accounts

        Each participant's account is credited with the participant's contribution, the Company's contribution and plan earnings. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                          Notes to Financial Statements
                           December 31, 2006 and 2005
    Vesting

        Participants are immediately vested in their voluntary contributions and the Company's matching contributions plus earnings thereon. Vesting in the Company's profit sharing contribution portion of their accounts plus earnings thereon is based on years of service. A person is fully vested after 7 years of continuous service. Forfeitures are allocated among active participants based upon compensation.

    Payment of Benefits

        Upon termination of service, an employee may elect to receive either a lump-sum amount or installments equal to the value of his account.

    Plan Termination

        Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 2: Summary of Significant Accounting Policies

    Basis of Accounting

        The accompanying financial statements are prepared on the accrual basis of accounting.

    Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

    Valuation of Investments and Income Recognition

        Quoted market prices are used to value mutual funds and common stock. Certificates of deposit and money market funds are valued at cost, which approximates fair value.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
                                                                               5

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                          Notes to Financial Statements
                           December 31, 2006 and 2005


    Plan Tax Status

        The Plan obtained its latest determination letter on May 22, 1996, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

    Payment of Benefits

        Benefit payments to participants are recorded upon distribution.

Note 3: Investments

        The Plan's investments are held by a bank-administered trust fund. The following table presents the Plan's investments.

                                                                                                      2006
                                                                                  --------------------------------------------
                                                                                       Net
                                                                                   Appreciation
                                                                                  (Depreciation)
                                                                                   in Fair Value                Fair Value at
                                                                                    During Year                  End of Year

Investments at Fair Value as Determined by Quoted Prices in an Active
Market
Mutual funds                                                                        $ 205,593                  $ 2,932,014
Common stocks                                                                        (240,589)                   1,143,127

                                                                                      (34,996)                   4,075,141
Investments at Cost Which Approximates Market
Money market fund                                                                           -                        1,165
Certificates of deposit                                                                     -                    1,419,372

                                                                                            -                    1,420,537

                                                                                    $ (34,996)                 $ 5,495,678
                                                                                ===============              ==============

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                          Notes to Financial Statements
                           December 31, 2006 and 2005


                                                                                                       2005
                                                                                   ------------------------------------------------
                                                                                             Net
                                                                                        Appreciation
                                                                                       (Depreciation)
                                                                                        in Fair Value              Fair Value at
                                                                                         During Year                End of Year
Investments at Fair Value as Determined by Quoted Prices in an Active
     Market
Mutual funds                                                                            $ 117,622                  $ 2,154,064
Common stocks                                                                            (168,975)                   1,274,688

                                                                                          (51,353)                   3,428,752


Investments at Cost Which Approximates Market
Money market fund                                                                               -                        1,148
Certificates of deposit                                                                         -                    1,352,646

                                                                                                -                    1,353,794

                                                                                        $ (51,353)                 $ 4,782,546
                                                                                       ============              ==============


The fair value of individual investments that represented 5% or more of the Plan's net assets available for benefits in either year were as follows:

                                                                                      2006                         2005
                                                                                --------------------------------------------
American Funds Amcap Fund                                                          $ 319,693                    $ 284,237
American Funds Investment Company of America                                         572,102                      450,361
American Funds Growth Fund of America                                                442,422                      436,072
American Fund Fundamental Investors                                                  382,428                      303,674
American Funds Balanced Fund                                                         375,563                      231,968
American Funds Capital World Growth and Income Fund                                  302,319                      185,710
Jacksonville Bancorp, Inc. common stock                                            1,143,127                    1,274,688

                                                                                 $ 3,537,654                  $ 3,166,710
                                                                                ============                 =============

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                          Notes to Financial Statements
                           December 31, 2006 and 2005

        Interest and dividends realized on the Plan's investments for the year ended 2006 and 2005 were $245,520 and $143,698.

Note 4: Party-In-Interest Transactions

        Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer, or relatives of such persons.

        The Plan's investments are held in a trust account administered by Jacksonville Savings Bank. Active participants can purchase the common stock of Jacksonville Bancorp, Inc., the parent of the Company. At December 31, 2006 and 2005, participants held 92,711 and 84,528 shares, respectively.

        The Plan also holds certificates of deposit with Jacksonville Savings Bank, totaling $1,419,372 and $1,352,646 at December 31, 2006 and 2005,
        respectively.

        The Plan incurs expenses related to general administration and record keeping. The plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

Note 5: Plan Amendments

        Effective January 1, 2006, the Plan was amended to permit Roth Deferrals to the Plan. Participants may designate all or a part of their elective deferrals as Roth Deferrals. Such deferrals are maintained in a separate account within the Plan.

                              Supplemental Schedule

                        Jacksonville Savings Bank 401(k)
                              Profit Sharing Plan
          Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
                               December 31, 2006



                                Identity of Issuer               Description of Investment                   Current Value
--------------------------------------------------------------------------------------------------------------------------------
Common Stock
Jacksonville Bancorp, Inc.*                                            92,711 shares                                $ 1,143,127
                                                                                                         -----------------------
Mutual Funds
American Funds Investment Company of America                           17,073 shares                                    572,102
American Funds Growth Fund of America                                  13,460 shares                                    442,422
American Funds Amcap Fund                                              15,969 shares                                    319,693
American Funds Fundamental Investors                                    9,549 shares                                    382,428
American Funds Income Fund of America                                  12,819 shares                                    260,987
American Funds Capital World Growth & Income                            7,210 shares                                    302,319
American Funds Washington Mutual Fund                                   2,855 shares                                     99,541
American Funds New Perspective Fund                                     5,140 shares                                    163,138
American Funds Bond Fund of America                                      434 shares                                       5,777
American Funds Smallcap World Fund                                       206 shares                                       8,044
American Funds American Balanced Fund                                  19,746 shares                                    375,563
                                                                                                         -----------------------
                                                                                                                      2,932,014
                                                                                                         -----------------------
Certificates of Deposit
Jacksonville Savings Bank*                                             1.49% - 5.00%                                  1,419,372
                                                                                                         -----------------------
Money Market
Prime Fund Daily Money                                                  1,165 Units                                       1,165
                                                                                                         -----------------------
                                                                                                                    $ 5,495,678
                                                                                                         =======================


        * Represents a party-in-interest to the Plan

Consent of Independent Registered Public Accounting Firm


We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-70259 and No. 333-38090) pertaining to the Jacksonville Savings Bank 401(k) Profit Sharing Plan, of our report dated June 18, 2007, with respect to the financial statements of the Jacksonville Savings Bank 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.


/s/ BKD, LLP

Decatur, Illinois
June 22, 2007

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                               JACKSONVILLE SAVINGS BANK 401(k)
                                               PROFIT SHARING PLAN
                                               By:  Authorized Officer of
                                                    Jacksonville Savings Bank
                                                    Trust Department




Date:  June 20, 2007                    By:      /s/ John D. Eilering
                                                 ----------------------
                                        Name:    John D. Eilering
                                        Title:   Vice President,
                                                 Jacksonville Savings Bank